================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of March 2001



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


================================================================================

                                 RADVISION LTD.





6-K Items

1. RADVision Ltd. Press Release dated March 26, 2001 re Zi Corporation Adopts RADVISION V2OIP(TM) Technology for IP Phone Solution.

                                                                          ITEM 1

Contact:

David Seligman            Sandra Fathi
CFO                       Dir. Corp. Communications
RADVISION                 RADVISION
Tel: +972.3.645.5446      Tel: 201.529.4300 x 301
cfo@radvision.com         sfathi@radvision.com


Jody Burfening/Sanjay Hurry              David Hunt
Investor Relations                       Vice President, Finance
Lippert/Heilshorn & Associates, Inc.     Zi Corporation
Tel: 212.838.3777                        Tel: 403 231 4580
jbs@lhai.com                             investor@zicorp.com



            Zi Corporation Adopts RADVISION V2OIP(TM) Technology for
                                IP Phone Solution

   RADVISION'S H.323 ENABLING TECHNOLOGY USED TO DEVELOP INTELLIGENT INTERFACE
                     FOR ZI CORPORATION'S IP PHONE SOLUTION


Mahwah, New Jersey, and Calgary, AB, March 26, 2001 -- RADVISION (NASDAQ: RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video over IP (V2oIPTM), and Zi Corporation, a technology company focused on developing and delivering intelligent interface solutions and services to the wireless and consumer electronics sectors, today announced the adoption of RADVISION's H.323 enabling technology for Zi Corporation's IP phone solution.

"As a leader in the development of Voice over IP solutions for the global market, Zi Corporation is pleased to adopt RADVISION's H.323 enabling technology for our IP phone solutions," said Thomson Lee, Zi Services general manager, Zi Corporation. "With the help of RADVISION's technology, we are able to quickly bring to market a robust solution that meets industry standards."

Zi Corporation
will use RADVISION's H.323 Toolkit to develop an intelligent user interface for their IP phone solution. Zi Corporation's IP phone supports standard features such as call forward, call transfer, call hold, call waiting and conference calling. Additional attributes include LCD display, programmable function keys with LEDs, Microsoft(R) NetMeeting interoperability, and network enabled upgrades.

"RADVISION's protocol toolkits were developed to help companies bring innovative and effective new products and services to market in a timely manner," said Dr. Michelle Blank, vice president of galactic marketing for RADVISION. "Zi Corporation's IP phone is an excellent example of the kinds of IP-centric products that RADVISION's enabling technology has helped to make possible."

About H.323 Toolkit

RADVISION's H.323 core protocol enables the creation of real-time voice and video calls over IP networks. The H.323 Protocol Toolkit consists of H.225 RAS, RTP/RTCP and Q.931 Call Signaling. RADVISION also offers optional modules for
H.235 Security features as well as H.450 Supplemental Services for a more robust solution. Designed to be platform independent, the RADVISION H.323 protocol toolkit is available for numerous operating systems including various UNIX versions, real-time OSs for embedded systems, as well as Windows, including Windows NT and Win CE.

                                    --more--

About Zi Corporation

Zi Corporation (NASDAQ: ZICA) (TSE: ZIC) is a market-driven technology company focused on developing and delivering intelligent interface solutions and services for wireless and consumer electronics sectors. The company's core technology product, eZiText(TM) connects people to short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. The company's service division provides market-leading engineering design in Bluetooth, VoIP and man-machine interface. Zi supports its strategic partners from offices in Calgary, Beijing, Hong Kong, San Francisco, Shenzhen, Stockholm and Tokyo. Learn more about Zi Corporation's intelligent interface solutions at www.zicorp.com

About RADVision

RADVision is a leading provider of products and technology for real-time voice, video, and data communications over packet networks; this includes the Internet and other Internet Protocol (IP) based networks. Recognized universally as the experts in real-time Voice and Video over IP (V2oIP), RADVision offers the broadest and most complete set of enabling technology and networking systems needed to enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to new converged networks. Today, hundreds of thousands of end-users around the world communicate over next-generation networks, using IP-centric products and solutions built around RADVision products and technology. RADVision's multi-protocol software toolkits for IP communications include: SIP, Megaco, MGCP, and H.323; RADVision's V2oIP networking products include: gateways, conferencing bridges, and gatekeeper applications. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.


                                       ###

V2oIP, and OnLAN are trademarks and viaIP is a service mark of RADVISION Ltd. All other trade names and trademarks appearing herein are owned by their respective holders.

                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                       David Seligman
                                                       Chief Financial Officer


Dated: March 30, 2001